Exhibit 99.1

Medigus’s Subsidiary for EV Wireless Charging Merged with a Public Company in the US and Commenced Trading on the OTC Market

Medigus holds 60% in the public company and has an option to increase its holdings up to 71%

Tel Aviv, Israel, April 18, 2023 (GLOBE NEWSWIRE) – Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced today that its subsidiary, Charging Robotics Ltd. (“Charging Robotics”) has completed a share exchange transaction with Fuel Doctor, Inc., (“FDOC”) a Delaware corporation, listed on the OTC Market. Medigus currently holds 60% of the common stock of FDOC.

As part of the exchange agreement, FDOC acquired all of the issued and outstanding shares of Charging Robotics on a fully diluted basis. As a result Charging Robotics became a wholly owned subsidiary of FDOC. At the closing Medigus received, in exchange for all of its shares in Charging Robotics, such number of newly issues shares of FDOC common stock equal to 60% of the total number of shares of FDOC common stock issued and outstanding as of the closing on a fully diluted basis. Subject to several pre-determined milestones, Medigus has the option to increase its holdings in FDOC up to 71%.

At closing, FDOC had $1 million in cash. Charging Robotics is currently in the process of changing FDOC’s name and stock symbol.

Charging Robotics develops a unique system aimed to be installed on a dedicated robot that will reside under the vehicle and automatically and wirelessly recharge the battery. The system is designed to be installed in public parking lots in a manner that will lower the infrastructure installation costs compared to other available systems. Charging Robotics has successfully demonstrated its ability to wirelessly charge at low power. The system will work at about 12kW which is the standard for type-1 chargers found in residential use today.

About Charging Robotics

Charging Robotics is developing an automatic wireless charging system dedicated for public parking lots. The benefit of the robotic wireless charging system is that it will automatically align with high accuracy the energy transmitting device to the onboard energy receiving device thus allowing for very high charging efficiencies. The system will be fully automatic, thus eliminating the need for the driver to remove the car after charging is complete, which will increase the charger utilization and profits for the parking lot operator.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Medigus could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404

michal@efraty.com